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SECURITIES AND EXCHANGE COMMISSION 02053335 49

RECEIVED NOV 27 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 187

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10825 Financial Centre Parkway Two Financial Centre Suite 100
(No. and Street)

Little Rock (City) AR (State) 72221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary Ellen Joyner (501) 219-2003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hudson, Cisne, Thessing & Co. LLP
(Name – *if individual, state last, first, middle name*)

11412 Huron Lane (Address) Little Rock (City) AR (State) 72211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 24 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex Lieblong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Key Colony Fund, LP

Signature

President

Title

Notary Public

Rebecca J. Gaston, Notary Public
Pulaski County, Arkansas
My Commission Exp. 6-5-2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2002 AND 2001

WITH

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

Hudson
Cisne
Thessing
& Co. LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lieblong & Associates, Inc.

We have audited the accompanying statements of financial condition of Lieblong & Associates, Inc. as of September 30, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lieblong & Associates, Inc. at September 30, 2002 and 2001 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hudson, Cisne, Thessing & Co. LLP

October 23, 2002

Hudson, Cisne,
Thessing & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2002 AND 2001

ASSETS

	2002	2001
Cash - checking	$ 4,988	$ 5,175
- money market	385,787	306,730
Accrued interest receivable	9,098	49,093
Related parties receivables	19,935	18,743
Income taxes refundable	2,610	6,133
Prepaid expenses	6,970	58,745
Furniture, equipment and leasehold improvements, less accumulated depreciation of $142,020 and $110,360	141,235	170,070
Organization costs, net	-	4,971
Startup costs, net	-	366
Investment in non-marketable securities, at cost	53,308	53,308
	$ 623,931	$ 673,334

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Note payable	$ 11,638	$ 15,899
Accounts payable - trade	191	16,221
Commissions and bonuses payable	27,956	47,342
Accrued interest payable	-	13,666
Total liabilities	39,785	93,128
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid in capital	395,666	395,666
Retained earnings	188,380	184,440
Total stockholder's equity	584,146	580,206
	$ 623,931	$ 673,334

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF INCOME

YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Revenues:		
Commissions	$ 1,761,773	$ 1,888,782
Rebates from clearing broker	475,282	1,139,614
Interest	99,643	96,777
Realized gain on sale of marketable securities	-	86,331
	2,336,698	3,211,504
Operating expenses:		
Employee compensation and benefits	1,251,067	2,113,060
Travel, meals and entertainment	664,477	625,885
Consulting fees	24,887	29,571
Clearing broker fees and computer rental	172,544	179,722
Rent expense	42,954	56,165
Error account expense	-	4,565
Depreciation and amortization	36,997	34,744
Telephone	25,535	25,819
Regulatory fees	11,719	15,336
Office expense	25,548	23,627
Subscriptions	26,463	26,717
Advertising	1,788	1,003
Insurance	6,222	5,827
Professional fees	8,560	13,507
Postage and shipping	10,751	11,019
Taxes, licenses and permits	2,958	4,156
Miscellaneous expenses	11,813	355
Contributions	5,700	2,840
Interest	341	3,770
Total operating expenses	2,330,324	3,177,688
Other income and expense:		
Loss on sale of equipment	-	(9,206)
Income before taxes	6,374	24,610
Income tax expense	2,434	4,267
Net income	$ 3,940	20,343

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
Balance October 1, 2000	$ 100	$ 395,666	$ 164,097	$ (50,916)	$ 508,947
Net income			20,343		20,343
Other comprehensive income				50,916	50,916
Balance September 30, 2001	100	395,666	184,440	-	580,206
Net income			3,940		3,940
Balance September 30, 2002	$ 100	$ 39,566	$ 188,380	$ -	$ 584,146

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 3,940	$ 20,343
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	36,997	34,744
Gain on sale of securities	-	(86,331)
Loss on sale of equipment	-	9,206
Related parties receivables	(1,192)	(18,743)
Accrued interest receivable	39,995	37,853
Income taxes refundable	3,523	(6,133)
Prepaid expenses	51,775	(53,633)
Accounts payable - trade	(16,030)	(62,220)
- broker	-	(85,860)
Commissions and bonuses payable	(19,386)	(101,480)
Accrued expenses	-	(2,318)
Payroll tax liabilities	-	(341)
Accrued interest payable	(13,666)	(3,186)
Income taxes payable	-	(11,391)
Net cash provided by (used in) operating activities	85,956	(329,490)
Cash flows from investing activities:		
Purchases of equipment	(2,825)	(120,464)
Purchase of warrants	-	(50,008)
Purchases of securities	-	(1,017,538)
Proceeds from sales of securities	-	1,572,973
Proceeds from sale of equipment	-	21,500
Net cash (used in) provided by investing activities	(2,825)	406,463
Net cash flows from financing activities:		
Payments on note payable	(4,261)	(352)
Net change in cash	78,870	76,621
Cash - beginning of year	311,905	235,284
Cash - end of year	$ 390,775	$ 311,905

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the Company) is an introducing broker-dealer registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. The Company's principal sources of revenues are from commissions and investment banking activities.

Organization and startup costs

Organization and startup costs are amortized using the straight-line method over five years from the date the Company commenced operations.

Amortization expense was $5,337 in 2002 and $7,536 in 2001.

Concentrations of credit risk - cash

At September 30, 2002 and 2001, the Company had cash balances in excess of federally insured limits. However, the Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation is determined by straight-line and accelerated methods. Estimated useful lives are as follows:

	Years
Furniture and equipment	5 - 7
Leasehold improvement	39

Depreciation expense was $31,660 in 2002 and $27,208 in 2001.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash payments for income taxes totaled $700 in 2002 and $17,625 in 2001.

Cash payments for interest totaled $341 in 2002 and $3,495 in 2001.

Noncash investing activities include the purchase of an automobile with the issuance of long-term debt in the amount of $16,251 in 2001.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 2: Net capital requirements

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1, and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2002, the Company's net capital was $343,274, which was $243,274 in excess of its minimum requirement of $100,000.

Note 3: Investment in non-marketable securities

The investment in non-marketable securities consists of the cost of warrents for approximately 15,500 shares of stock in the NASD. These warrents may be exercised beginning in March of 2003 for a per share price of $13 to $16 and expire at various times through December 2007.

Note 4: Note payable

Note payable consists of the following:

	2002	2001
1.90% note payable to a finance company, due $351.87 monthly, including interest, due August 2005, secured by an automobile	$ 11,638	$ 15,899
Less current maturities	4,037	3,954
	$ 7,601	$ 11,945

Future maturities of long-term debt at September 30, 2002 are as follows:

2003	$ 4,037
2004	4,113
2005	3,488
	$ 11,638

Note 5: Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Note 6: Income taxes

Income tax expense is composed of current state and federal income taxes only.

The effective income tax rate is different from the expected statutory federal rate primarily because of the graduated tax rates, nondeductible expenses and state income taxes.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 7: Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Note 8: Operating leases

The Company leases office space and equipment under operating leases. Following is a schedule of minimum lease payments at September 30, 2002:

2003	$	23,566
2004		657
2005		438
	$	24,661

Rent expense for the years ended September 30, 2002 and 2001 was $92,495, and $103,495, respectively.

Note 9: Related party transactions

Included in travel, meals and entertainment is $596,400 for 2002 and 2001 in airplane charter expense paid to Lieblong Transport, Inc., which is related to the Company through common ownership. An additional $49,700 of airplane charter expense is included in prepaid expenses at September 30, 2001.

Related parties receivables consist of the following at September 30:

Entity/Description	Relationship		2002		2001
Lieblong Transport	Common ownership	$	-	$	897
Lieblong Farms	Common ownership		831		4,957
Stockholder receivable	Stockholder		18,705		12,899
Accrued interest receivable	Stockholder		399		-
		$	19,935	$	18,743

Note 10: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) Plan which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. During 2002 and 2001 the Company contributed $18,286 and $16,926, respectively, to the SIMPLE Plan.

Hudson
Cisne
Thessing
& Co. LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Lieblong & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lieblong & Associates, Inc., for the year ended September 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or

Hudson, Cisne,
Thessing & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hudson, Cisme, Shessing & Co. LLP

October 23, 2002

Hudson
Cisne
Thessing
& Co. LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Lieblong & Associates, Inc.

We have audited the financial statements of Lieblong & Associates, Inc. as of September 30, 2002, and for the fiscal year then ended, and have issued our report thereon dated October 23, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hudson, Cisne, Thessing & Co. LLP

October 23, 2002

Hudson, Cisne,
Thessing & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2002

Net capital:		
Total stockholder's equity	$	584,146
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		584,146
Less nonallowable assets and deductions:		
Accrued interest receivable		9,098
Related parties receivables		19,935
Property and equipment, less accumulated depreciation		141,235
Other assets		62,888
		233,156
Net capital before haircuts on securities positions		350,990
Haircuts on securities		(7,716)
Net capital	$	343,274
Aggregate indebtedness, total liabilities exclusive of liabilities subordinated to claims of general creditors	$	39,785
Computed minimum net capital required (6.67% of aggregate indebtedness)	$	2,654
Minimum net capital required	$	100,000
Excess net capital ($343,274 - $ 100,000)	$	243,274
Percentage of aggregate indebtedness to net capital — $ 39,785 / $ 343,274		12%

No material differences existed at September 30, 2002, therefore the Company was not required to include a reconciliation of net capital to the Form X-17A-5.